[ING FUNDS]

April 2, 2008

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Senior Income Fund

File Nos.  333-144159; 811-10223

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on March 20, 2008 for Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 for ING Senior Income Fund (“Registrant”).  Our summaries of the comments and our responses thereto are provided below. In addition, attached is the Tandy Letter (Attachment A).

PROSPECTUS

Prospectus Synopsis – Other Investment Companies (page 3).

1.	Comment:	The Staff noted the prospectus synopsis states the Registrant may invest in other investment companies while also noting the line item for “Acquired Fund Fees and Expenses” is missing from the table entitled “What You Pay to Invest – Fund Expenses,” found on page 6.

	Response:	The table entitled “What You Pay to Invest – Fund Expenses” has been revised to reflect the line item

“Acquired Fund Fees and Expenses.” However, the Registrant has confirmed that the Registrant currently has no investments in other investment companies and therefore the fees reflected in this line item will state “N/A” (not applicable).

Fee Table entitled “What You Pay to Invest – Fund Expenses” (page 6).

2.	Comment:	The Staff noted the table contains a footnote 4 with no corresponding reference in the table.

	Response:	The table has been revised to include the correct reference of footnote 4 to the line item entitled “Net Annual
Expenses.”

3.	Comment:	The Staff requested that although the Class I and Class W Common shares are new to the Registrant, the
Staff would like the Registrant to also include financial highlights for an existing share class following the section entitled “What You Pay to Invest – Fund Expenses” as required by Form N-2.

	Response:	The Registrant has revised the prospectus to include the financial highlights for Class A Common shares including the 6 month period from March 1, 2007 through August 31, 2007.

Investment Management and Other Service Providers (page 23).

4.	Comment:	Regarding the last paragraph under the sub-section entitled “Adviser,” which refers shareholders to the

Registrant’s annual report for the discussion of the Board of Trustees’ approval process of the advisory and sub-advisory relationships, the Staff requested the Registrant revise the language to indicate that this information can be obtained in the Registrant’s annual report “that will be dated February 29, 2008.”

	Response:	The Registrant has so revised this disclosure.

5.	Comment:	Regarding the discussion of the three portfolio managers under the sub-section entitled “Sub-Adviser – ING

Investment Management Co.,” the Staff noted that the biographical information only references two of the portfolio managers (Mr. Norman and Mr. Bakalar) co-managing the Registrant since April, 2001.  The Staff requested that we confirm that Mr. Lee is also a portfolio manager to the Registrant, and if so, revise the disclosure to reference all three portfolio managers co-managing since the respective dates.

	Response:	The Registrant confirms that all three individuals referenced are portfolio managers and the Registrant has so revised the disclosure.

Description of the Fund (page 28).

6.	Comment:	The Staff noted under the sub-section entitled “Status of Shares,” that the prospectus only references the
Class I and Class W shares of the Registrant. The Staff requested that we also include the information regarding the existing share classes of the Registrant.

	Response:	The Registrant has so revised the prospectus.

*              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING U.S. Legal Services

Karl P. Egbert, Esq.
Dechert LLP

Attachment A

[ING FUNDS]

April 2, 2008

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Senior Income Fund

File Nos.  333-144159; 811-10223

Dear Mr. Thompson:

ING Senior Income Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP

Karl P. Egbert, Esq.

Dechert LLP